April 14, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Wyman

Re:	G1 Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 1, 2023

File No. 001-38096 (the “Annual Report”)

Dear Mr. Wyman:

G1 Therapeutics, Inc. (the “Company”, “we”, or “our”) is submitting this letter in response to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 7, 2023 (the “Comment Letter”) to John Umstead, Chief Financial Officer of the Company, relating to the above-referenced Annual Report. In conjunction with this letter, the Company is filing an amendment to the Annual Report on Form 10-K/A (the “Amendment No. 1”) with the Commission.

For convenient reference, we set forth below in bold the Staff’s comment set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Comment Letter. Terms not otherwise defined shall have the meanings set forth in Amendment No. 1.

Form 10-K for the Fiscal Year Ended December 31, 2022

Exhibits

Exhibit 23.1 Consent of PricewaterhouseCoopers LLP, page 112

1.	Please amend your filing to include a signed consent from PricewaterhouseCoopers LLP.

Company Response:

In response to the Staff’s comment, the Company plans to file a revised consent report as Exhibit 23.1 to Amendment No. 1 with a conformed signature from PricewaterhouseCoopers LLP, the Company’s independent accountant, and with typographical errors corrected. The signed consent report was delivered prior to the filing of the Annual Report; however, due to an administrative error, the conformed signature was inadvertently omitted from the version of the consent report attached to the Annual Report filed with the Commission.

PO Box 110341 | Research Triangle Park, NC 27709

700 Park Offices Drive | Suite 200 | Research Triangle Park, NC 27709

919-213-9835 | www.g1therapeutics.com

United States Securities and Exchange Commission

April 14, 2023

We hope that the above response and the related revisions reflected in Amendment No. 1 will be acceptable to the Staff. If you have any questions or further comments, please contact our general counsel, Stillman Hanson, by email at shanson@g1therapeutics.com or by phone at (919) 907-1915 or me by email at jumstead@g1therapeutics.com or by phone at (919) 747-8419. We thank you for your time and attention.

Sincerely,

/s/ John W. Umstead V
John W. Umstead V
Chief Financial Officer
G1 Therapeutics, Inc.

cc:	Securities and Exchange Commission
Mary Mast

G1 Therapeutics, Inc.
James Stillman Hanson, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L Kravetz, Esq. Jason S McCaffrey, Esq.

PO Box 110341 | 700 Park Offices Drive | Suite 200 | Research Triangle Park, NC 27709

919-213-9835 | www.g1therapeutics.com